

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2013

Via E-mail
Mr. James M. Taylor, JR.
Executive Vice President, Chief Financial Officer and Treasurer
Federal Realty Investment Trust
1626 East Jefferson Street
Rockville, Maryland 20852

> **Re:** **Federal Realty Investment Trust**
> **Form 10-K for the year ended December 31, 2012**
> **Filed on February 12, 2013**
> **File No. 001-07533**

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Item 2. Properties

Lease Rollovers, page 17

1) In future Exchange Act periodic reports, please supplement your disclosure to separately discuss leasing costs, on a per square foot basis, for both renewals and new leases.

Item 7. Management's Discussion and Analysis of Financial Condition.., page 28

2012 Significant Equity and Debt Transactions and Subsequent Event, page 32

2) We note that your ATM offering program generated $104.46 million in net proceeds. In addition to this information, please also disclose in future Exchange Act periodic reports any additional offering expenses.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Property Revenues, page 35

3) In future Exchange Act periodic reports, please expand your disclosure regarding period to period changes in property revenues to disaggregate the relative impact of occupancy changes and rental rent changes.

Financial Statements

Note 9. Commitments and Contingencies, page F-23

4) We note your disclosure relating to your obligation under certain put option agreements. Please tell us where these obligations have been recorded in your consolidated financial statements and the amounts recorded.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or Thomas Kluck, Branch Chief at (202) 551-3233 with regard to legal comments.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief